NORTHERN
ABITIBI
MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

November 12, 2009

09047414

SEC Mail Processing
Section

NOV 3 0 2009

Washington, DC
110

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated November 12, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for D MacAulay
Barb O'Neill

dw 1/3

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **NOVEMBER 12, 2009**

News Release: **09-21** Trading Symbol: TSX V: NAI

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS 21.9 GRAMS PER TONNE GOLD OVER 0.7 METRES AND 1 GRAM PER TONNE GOLD OVER 31.3 METRES AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-40 to 45 from the Viking gold property in Newfoundland.

The final drill results from the 2009 drilling program have been received and continue to outline the continuity and size potential of the Thor Trend. New zones of high grade mineralization have been intersected within larger potentially open pit minable zones of lower grade mineralization.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the overall results from the 2009 exploration program which has successfully and systematically advanced the bulk minable potential of the Thor Trend. Drilling has intersected very high grade gold zones within a much larger volume of lower grade mineralization that is proving to be very continuous. The Thor Trend target at Viking is holding together nicely and a sizable zone has already been delineated by drilling. Surface exploration work indicates there is room to at least double the size of the Thor Trend with additional drilling, and the property contains several large exploration targets that remain to be drill tested. The Viking project continues to hold excellent upside potential for Northern Abitibi shareholders and the company will continue to unlock that potential as it works towards its goal of delineating a multi-million ounce gold deposit."

Drill Results

A location map showing the 2009 drill holes along with several cross sections are available on our website (www.naminco.ca).

Holes 09VK-40 and 41 were drilled from the same pad and tested the Thor Trend 300 metres south of the Thor Vein. Hole 09VK-40 intersected strong alteration and quartz veining with zones containing visible gold. The hole returned highly anomalous gold values from 20.1 to 92 metres depth including 11.1 metres grading 0.7 grams per tonne (g/t) gold. Hole 09VK-41 intersected strong alteration and veining and several zones containing visible gold. Results include 19.9 metres grading 1.6 g/t gold including 1 metre grading 14.5 g/t gold and 0.7 metres grading 21.9 g/t gold.

Holes 09VK-42, 43, and 45 were drilled on the same section located 375 metres south of the Thor Vein. Hole 09VK-42 intersected highly anomalous gold from 8 metres depth to the end of the hole at 96.4 metres with values up to 1.5 g/t gold. Hole 09VK-43 contained strong zones of stockwork quartz veins from 38 to 98 metres down hole. Grains of visible gold were seen in multiple locations within the stockwork quartz veins between 58 and 79 metres depth. The hole returned 31.3 metres grading 1 g/t gold, including numerous zones grading between 4.5 and 7.4 g/t gold corresponding to zones containing visible gold. Hole 09VK-45 tested the zone at depth and intersected highly anomalous gold from 4.2 to 131.5 metres depth with values up to 1.9 g/t.

Hole 09VK-44 is located 530 metres south of the Thor Vein and was designed to test a magnetic low near the intersection of the Thor Trend and an east-west trending zone of alteration and mineralization. The hole intersected highly anomalous gold with values up to 0.8 g/t from 3.1 to 34 metres depth. Surface geology in the area is not as well constrained as it is further to the north, and it is interpreted that the hole failed to properly test the east-west trending alteration zone as this zone may dip to the north parallel to the drill hole direction. Additional exploration work is required in this area to determine the potential of the east-west trending zone of alteration.

Summary of select drill intercepts from holes 09VK-40 to 09VK-45 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-40	20.1	31.2	11.1	0.7	0.7
09VK-41	21.1	41.0	19.9	1.6	1.4
including	34.8	35.8	1.0	**14.5**	4.9
including	40.3	41.0	0.7	**21.9**	**26.6**
09VK-42	46.0	66.6	20.6	0.5	0.2
09VK-43	53.7	85.0	31.3	1.0	0.3
including	79.0	84.0	5.0	2.8	1.0
including	79.0	80.0	1.0	**7.0**	1.8
09VK-45	99.8	116.5	16.7	0.5	0.2
including	108.5	109.5	1	1.9	0.9

*The true widths of the mineralized intercepts have not been determined.

Surface Results

Surface samples from Trench 38, located 200 metres south of hole 44 (the southern most hole on the Thor Trend) have returned gold values to 1.5 g/t. Surface samples from Trenches 39 to 41, located 230 metres north of hole 09VK-24 (the northern most hole on the Thor Trend) have returned gold values up to 3 g/t. All of these trenches have intersected strong zones of alteration ranging from 20 to 60 metres in width. These new trenches demonstrate that there is still in excess of 400 metres of the mineralized Thor Trend that remains untested by drilling, and the zone remains open to the north, south, and to depth.

Exploration Update

The field portion of the 2009 exploration program at Viking is now complete. The company continues to compile and interpret field results and is working on getting all of the surface and drill hole exploration data into software capable of producing a 3-dimensional model. This model will be used to better understand the mineralized system, target exploration drill holes, and plan resource definition drilling.

Sample Size and Gold Grades

Gold grains ranging in size from very small up to 1 or 2 millimetres have been observed in surface exposures and drill holes from throughout the Thor Trend. It is typical for gold deposits containing coarse free gold to show large variations in grade, and diamond drill results often understate the true grade of such deposits. In these types of deposits large sample sizes typically return better gold grades and very large samples, such as bulk samples, are typically required to obtain accurate grade information.

The standard sample preparation procedure carried out by Eastern Analytical Laboratories on the Viking core samples is for the entire sample submitted to the lab to be crushed to about 2 millimetres in size, then a 250 gram split of the coarse crushed material is taken and pulverized to a powder that is then assayed for gold. At the end of the 2009 drill program Northern Abitibi selected 45 drill core samples for re-analyses using a larger sample size to investigate the effect of sample size on gold grades and the effect of free gold on the sampling methodology used to date. The 45 samples were re-analyzed for gold with the entire sample pulverized and combined with the original pulp to provide as large a sample size as possible. The average of all 45 samples shows that the gold grades increased by 27.8% when the larger sample size is used compared to the smaller sample size used in the standard preparation methods and as released previously.

These results clearly indicate that the project will benefit by going to larger sample sizes which should help to increase the accuracy of the assay results. Several samples from the 2009 drill program will be re-assayed with the entire sample pulverized. For future drill programs the company will use larger diameter drill core and routinely pulverize the entire sample sent for assay. The company will also look into conducting several surface bulk samples along the Thor Trend to get more accurate grade information prior to conducting a resource estimate.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 1-4749

NEWS RELEASE **NOVEMBER 12, 2009**

News Release: **09-21** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS 21.9 GRAMS PER TONNE GOLD OVER 0.7 METRES AND 1 GRAM PER TONNE GOLD OVER 31.3 METRES AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-40 to 45 from the Viking gold property in Newfoundland.

The final drill results from the 2009 drilling program have been received and continue to outline the continuity and size potential of the Thor Trend. New zones of high grade mineralization have been intersected within larger potentially open pit minable zones of lower grade mineralization.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the overall results from the 2009 exploration program which has successfully and systematically advanced the bulk minable potential of the Thor Trend. Drilling has intersected very high grade gold zones within a much larger volume of lower grade mineralization that is proving to be very continuous. The Thor Trend target at Viking is holding together nicely and a sizable zone has already been delineated by drilling. Surface exploration work indicates there is room to at least double the size of the Thor Trend with additional drilling, and the property contains several large exploration targets that remain to be drill tested. The Viking project continues to hold excellent upside potential for Northern Abitibi shareholders and the company will continue to unlock that potential as it works towards its goal of delineating a multi-million ounce gold deposit."

Drill Results

A location map showing the 2009 drill holes along with several cross sections are available on our website (www.naminco.ca).

Holes 09VK-40 and 41 were drilled from the same pad and tested the Thor Trend 300 metres south of the Thor Vein. Hole 09VK-40 intersected strong alteration and quartz veining with zones containing visible gold. The hole returned highly anomalous gold values from 20.1 to 92 metres depth including 11.1 metres grading 0.7 grams per tonne (g/t) gold. Hole 09VK-41 intersected strong alteration and veining and several zones containing visible gold. Results include 19.9 metres grading 1.6 g/t gold including 1 metre grading 14.5 g/t gold and 0.7 metres grading 21.9 g/t gold.

Holes 09VK-42, 43, and 45 were drilled on the same section located 375 metres south of the Thor Vein. Hole 09VK-42 intersected highly anomalous gold from 8 metres depth to the end of the hole at 96.4 metres with values up to 1.5 g/t gold. Hole 09VK-43 contained strong zones of stockwork quartz veins from 38 to 98 metres down hole. Grains of visible gold were seen in multiple locations within the stockwork quartz veins between 58 and 79 metres depth. The hole returned 31.3 metres grading 1 g/t gold, including numerous zones grading between 4.5 and 7.4 g/t gold corresponding to zones containing visible gold. Hole 09VK-45 tested the zone at depth and intersected highly anomalous gold from 4.2 to 131.5 metres depth with values up to 1.9 g/t.

Hole 09VK-44 is located 530 metres south of the Thor Vein and was designed to test a magnetic low near the intersection of the Thor Trend and an east-west trending zone of alteration and mineralization. The hole intersected highly anomalous gold with values up to 0.8 g/t from 3.1 to 34 metres depth. Surface geology in the area is not as well constrained as it is further to the north, and it is interpreted that the hole failed to properly test the east-west trending alteration zone as this zone may dip to the north parallel to the drill hole direction. Additional exploration work is required in this area to determine the potential of the east-west trending zone of alteration.

Summary of select drill intercepts from holes 09VK-40 to 09VK-45 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-40	20.1	31.2	11.1	0.7	0.7
09VK-41	21.1	41.0	19.9	1.6	1.4
including	34.8	35.8	1.0	**14.5**	4.9
including	40.3	41.0	0.7	**21.9**	**26.6**
09VK-42	46.0	66.6	20.6	0.5	0.2
09VK-43	53.7	85.0	31.3	1.0	0.3
including	79.0	84.0	5.0	2.8	1.0
including	79.0	80.0	1.0	**7.0**	1.8
09VK-45	99.8	116.5	16.7	0.5	0.2
including	108.5	109.5	1	1.9	0.9

*The true widths of the mineralized intercepts have not been determined.

Surface Results

Surface samples from Trench 38, located 200 metres south of hole 44 (the southern most hole on the Thor Trend) have returned gold values to 1.5 g/t. Surface samples from Trenches 39 to 41, located 230 metres north of hole 09VK-24 (the northern most hole on the Thor Trend) have returned gold values up to 3 g/t. All of these trenches have intersected strong zones of alteration ranging from 20 to 60 metres in width. These new trenches demonstrate that there is still in excess of 400 metres of the mineralized Thor Trend that remains untested by drilling, and the zone remains open to the north, south, and to depth.

Exploration Update

The field portion of the 2009 exploration program at Viking is now complete. The company continues to compile and interpret field results and is working on getting all of the surface and drill hole exploration data into software capable of producing a 3-dimensional model. This model will be used to better understand the mineralized system, target exploration drill holes, and plan resource definition drilling.

Sample Size and Gold Grades

Gold grains ranging in size from very small up to 1 or 2 millimetres have been observed in surface exposures and drill holes from throughout the Thor Trend. It is typical for gold deposits containing coarse free gold to show large variations in grade, and diamond drill results often understate the true grade of such deposits. In these types of deposits large sample sizes typically return better gold grades and very large samples, such as bulk samples, are typically required to obtain accurate grade information.

The standard sample preparation procedure carried out by Eastern Analytical Laboratories on the Viking core samples is for the entire sample submitted to the lab to be crushed to about 2 millimetres in size, then a 250 gram split of the coarse crushed material is taken and pulverized to a powder that is then assayed for gold. At the end of the 2009 drill program Northern Abitibi selected 45 drill core samples for re-analyses using a larger sample size to investigate the effect of sample size on gold grades and the effect of free gold on the sampling methodology used to date. The 45 samples were re-analyzed for gold with the entire sample pulverized and combined with the original pulp to provide as large a sample size as possible. The average of all 45 samples shows that the gold grades increased by 27.8% when the larger sample size is used compared to the smaller sample size used in the standard preparation methods and as released previously.

These results clearly indicate that the project will benefit by going to larger sample sizes which should help to increase the accuracy of the assay results. Several samples from the 2009 drill program will be re-assayed with the entire sample pulverized. For future drill programs the company will use larger diameter drill core and routinely pulverize the entire sample sent for assay. The company will also look into conducting several surface bulk samples along the Thor Trend to get more accurate grade information prior to conducting a resource estimate.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **NOVEMBER 12, 2009**

News Release: **09-21** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS 21.9 GRAMS PER TONNE GOLD OVER 0.7 METRES AND 1 GRAM PER TONNE GOLD OVER 31.3 METRES AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 09VK-40 to 45 from the Viking gold property in Newfoundland.

The final drill results from the 2009 drilling program have been received and continue to outline the continuity and size potential of the Thor Trend. New zones of high grade mineralization have been intersected within larger potentially open pit minable zones of lower grade mineralization.

Dr. Shane Ebert, President of the Company commented "We are very pleased with the overall results from the 2009 exploration program which has successfully and systematically advanced the bulk minable potential of the Thor Trend. Drilling has intersected very high grade gold zones within a much larger volume of lower grade mineralization that is proving to be very continuous. The Thor Trend target at Viking is holding together nicely and a sizable zone has already been delineated by drilling. Surface exploration work indicates there is room to at least double the size of the Thor Trend with additional drilling, and the property contains several large exploration targets that remain to be drill tested. The Viking project continues to hold excellent upside potential for Northern Abitibi shareholders and the company will continue to unlock that potential as it works towards its goal of delineating a multi-million ounce gold deposit."

Drill Results

A location map showing the 2009 drill holes along with several cross sections are available on our website (www.naminco.ca).

Holes 09VK-40 and 41 were drilled from the same pad and tested the Thor Trend 300 metres south of the Thor Vein. Hole 09VK-40 intersected strong alteration and quartz veining with zones containing visible gold. The hole returned highly anomalous gold values from 20.1 to 92 metres depth including 11.1 metres grading 0.7 grams per tonne (g/t) gold. Hole 09VK-41 intersected strong alteration and veining and several zones containing visible gold. Results include 19.9 metres grading 1.6 g/t gold including 1 metre grading 14.5 g/t gold and 0.7 metres grading 21.9 g/t gold.

Holes 09VK-42, 43, and 45 were drilled on the same section located 375 metres south of the Thor Vein. Hole 09VK-42 intersected highly anomalous gold from 8 metres depth to the end of the hole at 96.4 metres with values up to 1.5 g/t gold. Hole 09VK-43 contained strong zones of stockwork quartz veins from 38 to 98 metres down hole. Grains of visible gold were seen in multiple locations within the stockwork quartz veins between 58 and 79 metres depth. The hole returned 31.3 metres grading 1 g/t gold, including numerous zones grading between 4.5 and 7.4 g/t gold corresponding to zones containing visible gold. Hole 09VK-45 tested the zone at depth and intersected highly anomalous gold from 4.2 to 131.5 metres depth with values up to 1.9 g/t.

Hole 09VK-44 is located 530 metres south of the Thor Vein and was designed to test a magnetic low near the intersection of the Thor Trend and an east-west trending zone of alteration and mineralization. The hole intersected highly anomalous gold with values up to 0.8 g/t from 3.1 to 34 metres depth. Surface geology in the area is not as well constrained as it is further to the north, and it is interpreted that the hole failed to properly test the east-west trending alteration zone as this zone may dip to the north parallel to the drill hole direction. Additional exploration work is required in this area to determine the potential of the east-west trending zone of alteration.

Summary of select drill intercepts from holes 09VK-40 to 09VK-45 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Ag g/t
09VK-40	20.1	31.2	11.1	0.7	0.7
09VK-41	21.1	41.0	19.9	1.6	1.4
including	34.8	35.8	1.0	**14.5**	4.9
including	40.3	41.0	0.7	**21.9**	**26.6**
09VK-42	46.0	66.6	20.6	0.5	0.2
09VK-43	53.7	85.0	31.3	1.0	0.3
including	79.0	84.0	5.0	2.8	1.0
including	79.0	80.0	1.0	**7.0**	1.8
09VK-45	99.8	116.5	16.7	0.5	0.2
including	108.5	109.5	1	1.9	0.9

*The true widths of the mineralized intercepts have not been determined.

Surface Results
Surface samples from Trench 38, located 200 metres south of hole 44 (the southern most hole on the Thor Trend) have returned gold values to 1.5 g/t. Surface samples from Trenches 39 to 41, located 230 metres north of hole 09VK-24 (the northern most hole on the Thor Trend) have returned gold values up to 3 g/t. All of these trenches have intersected strong zones of alteration ranging from 20 to 60 metres in width. These new trenches demonstrate that there is still in excess of 400 metres of the mineralized Thor Trend that remains untested by drilling, and the zone remains open to the north, south, and to depth.

Exploration Update
The field portion of the 2009 exploration program at Viking is now complete. The company continues to compile and interpret field results and is working on getting all of the surface and drill hole exploration data into software capable of producing a 3-dimensional model. This model will be used to better understand the mineralized system, target exploration drill holes, and plan resource definition drilling.

Sample Size and Gold Grades
Gold grains ranging in size from very small up to 1 or 2 millimetres have been observed in surface exposures and drill holes from throughout the Thor Trend. It is typical for gold deposits containing coarse free gold to show large variations in grade, and diamond drill results often understate the true grade of such deposits. In these types of deposits large sample sizes typically return better gold grades and very large samples, such as bulk samples, are typically required to obtain accurate grade information.

The standard sample preparation procedure carried out by Eastern Analytical Laboratories on the Viking core samples is for the entire sample submitted to the lab to be crushed to about 2 millimetres in size, then a 250 gram split of the coarse crushed material is taken and pulverized to a powder that is then assayed for gold. At the end of the 2009 drill program Northern Abitibi selected 45 drill core samples for re-analyses using a larger sample size to investigate the effect of sample size on gold grades and the effect of free gold on the sampling methodology used to date. The 45 samples were re-analyzed for gold with the entire sample pulverized and combined with the original pulp to provide as large a sample size as possible. The average of all 45 samples shows that the gold grades increased by 27.8% when the larger sample size is used compared to the smaller sample size used in the standard preparation methods and as released previously.

These results clearly indicate that the project will benefit by going to larger sample sizes which should help to increase the accuracy of the assay results. Several samples from the 2009 drill program will be re-assayed with the entire sample pulverized. For future drill programs the company will use larger diameter drill core and routinely pulverize the entire sample sent for assay. The company will also look into conducting several surface bulk samples along the Thor Trend to get more accurate grade information prior to conducting a resource estimate.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 41.4 metres grading 2.0 g/t gold, and 22 metres grading 1.91 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. The other half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

November 23, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated November 23, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for D MacArday

Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 506, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE NOVEMBER 23, 2009

FILE No. 82-4749

News Release: 09-22 Trading Symbol: TSX Venture-NAI

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI EARNS MAJORITY INTEREST IN VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that it has completed all requirements to earn a minimum 51% interest in the Viking gold project from Altius Resources Inc. ("Altius").

Northern Abitibi is extremely pleased to have reached this important milestone in the advancement of the Viking project. Achieving a majority property interest provides the company with security and control of this exciting new gold discovery which is proving to host a substantial and continuous gold system.

Under the terms of the option agreement with Altius Resources Inc., a wholly owned subsidiary of Altius Minerals Corporation (TSX:ALS), Northern Abitibi can earn a minimum 51% property interest by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years. Northern Abitibi has completed this earn in on an accelerated schedule. An official Earn-in Notice has been sent to Altius including proof of expenditures in excess of $1.2 million, a Technical Report, and the Corporation has issued 665,000 shares of Northern Abitibi representing the balance of the 1,115,000 shares owed.

Upon earn-in, and at Altius' election, Northern Abitibi can either form a 51% (Northern Abitibi) – 49% (Altius) joint venture, or Northern Abitibi can acquire a 100% interest subject to a sliding scale net smelter returns royalty (NSR) of 2% to 4% based on the price of gold, or Northern Abitibi can earn 51% with the option of increasing its interest to 70% by spending an additional 4 million on exploration. Altius has 60 days to decide which of the above options will govern the property agreement.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 57.4 metres grading 2.6 g/t gold, and 41.4 metres grading 2.0 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE — NOVEMBER 23, 2009

News Release: **09-22** — Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI EARNS MAJORITY INTEREST IN VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that it has completed all requirements to earn a minimum 51% interest in the Viking gold project from Altius Resources Inc. ("Altius").

Northern Abitibi is extremely pleased to have reached this important milestone in the advancement of the Viking project. Achieving a majority property interest provides the company with security and control of this exciting new gold discovery which is proving to host a substantial and continuous gold system.

Under the terms of the option agreement with Altius Resources Inc., a wholly owned subsidiary of Altius Minerals Corporation (TSX:ALS), Northern Abitibi can earn a minimum 51% property interest by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years. Northern Abitibi has completed this earn in on an accelerated schedule. An official Earn-in Notice has been sent to Altius including proof of expenditures in excess of $1.2 million, a Technical Report, and the Corporation has issued 665,000 shares of Northern Abitibi representing the balance of the 1,115,000 shares owed.

Upon earn-in, and at Altius' election, Northern Abitibi can either form a 51% (Northern Abitibi) – 49% (Altius) joint venture, or Northern Abitibi can acquire a 100% interest subject to a sliding scale net smelter returns royalty (NSR) of 2% to 4% based on the price of gold, or Northern Abitibi can earn 51% with the option of increasing its interest to 70% by spending an additional 4 million on exploration. Altius has 60 days to decide which of the above options will govern the property agreement.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 57.4 metres grading 2.6 g/t gold, and 41.4 metres grading 2.0 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 506, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE — NOVEMBER 23, 2009

News Release: **09-22** — Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI EARNS MAJORITY INTEREST IN VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that it has completed all requirements to earn a minimum 51% interest in the Viking gold project from Altius Resources Inc. ("Altius").

Northern Abitibi is extremely pleased to have reached this important milestone in the advancement of the Viking project. Achieving a majority property interest provides the company with security and control of this exciting new gold discovery which is proving to host a substantial and continuous gold system.

Under the terms of the option agreement with Altius Resources Inc., a wholly owned subsidiary of Altius Minerals Corporation (TSX:ALS), Northern Abitibi can earn a minimum 51% property interest by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years. Northern Abitibi has completed this earn in on an accelerated schedule. An official Earn-in Notice has been sent to Altius including proof of expenditures in excess of $1.2 million, a Technical Report, and the Corporation has issued 665,000 shares of Northern Abitibi representing the balance of the 1,115,000 shares owed.

Upon earn-in, and at Altius' election, Northern Abitibi can either form a 51% (Northern Abitibi) – 49% (Altius) joint venture, or Northern Abitibi can acquire a 100% interest subject to a sliding scale net smelter returns royalty (NSR) of 2% to 4% based on the price of gold, or Northern Abitibi can earn 51% with the option of increasing its interest to 70% by spending an additional 4 million on exploration. Altius has 60 days to decide which of the above options will govern the property agreement.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometre long, mostly till-covered, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include 6 holes that directly tested the Thor Vein and returned a high of 218.8 grams per tonne (g/t) gold over 0.5 metres, a low of 8.7 g/t gold over 1.3 metres, with an average of 39.1 g/t gold over 2.82 metres. Larger lower grade intervals have been encountered in drilling including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.12 g/t gold, 57.4 metres grading 2.6 g/t gold, and 41.4 metres grading 2.0 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A detailed description of the Viking project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director